Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 7, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 11642
UBS AI Enablers and Adopters Portfolio, Series 1
(the “Trust”)
CIK No. 2024511 File No. 333-280555

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.The Staff notes the use of the term “AI” in the Trust’s name as compared to the use of the term “AI Adopters and Enablers” in the Trust’s 80% policy. The Staff also notes later disclosure in the “Portfolio Selection Process” section suggesting the companies in which the Trust will invest are selected because they “have the potential to benefit” from AI. Please note that it is not sufficient for the Trust to invest in companies that may benefit from AI as part of the Trust’s 80% policy, unless the Trust’s name includes some sort of modifier with respect to AI (e.g., UBS AI “Enablers and Adopters” Portfolio). Please revise the Trust’s name or strategy as appropriate.

Response:The Trust notes that the name of the Trust has been changed to “UBS AI Enablers and Adopters Portfolio, Series 1.”

2.With respect to investing in “AI Adopters and Enablers,” please provide a meaningful or significant nexus between the given investment and the investment focus suggested by the Trust’s name, such as a 50% assets/revenues test or some other reasonable definition. The Staff may have additional comments based upon the Trust’s response.

Response:Please note that the Trust filed an amended S-6 on February 4, 2025 that included a revised “Portfolio Selection Process” section that addressed this comment. The Staff has reviewed such amended S-6 and provided additional comments regarding the disclosure. Please refer to the revised disclosure and the secondary correspondence addressing such additional comments on the revised disclosure.

3.The Staff notes the following disclosure in the “Objective” section: “The Trust is concentrated (i.e., invests 25% or more of Trust assets) in stocks of companies within the information technology sector.” Please replace the term “stocks” in the disclosure with “common stocks” or “Securities.”

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“The Trust is concentrated (i.e., invests 25% or more of Trust assets) in the common stocks of companies within the information technology sector.”

4.The Staff notes the following disclosure in the first paragraph of the “Portfolio Selection Process” section: “AI Enablers are companies involved in the infrastructure of enabling the training and inference of artificial intelligence (‘AI’) models, from producers of semiconductor and semiconductor capital equipment (‘semi-cap’) to hyperscalers (large-scale cloud service providers).” Please revise the disclosure to clarify what it means for a company to be involved in the infrastructure of enabling.

Response:Please note that the Trust filed an amended S-6 on February 4, 2025 that included a revised “Portfolio Selection Process” section that addressed this comment. The Staff has reviewed such amended S-6 and provided additional comments regarding the disclosure. Please refer to the revised disclosure and the secondary correspondence addressing such additional comments on the revised disclosure.

5.The Staff notes the following disclosure in the second paragraph of the “Portfolio Selection Process” section: “The Trust contains a selection of common stocks the UBS Investment Banking USA Knowledge Network (the ‘Group’) believes have the potential to benefit from the growth of AI.”

(a)	Please revise the disclosure to describe how the final portfolio is selected from the common stocks identified by the Group (e.g., is the entire list of common stocks included, is the list subject to any screens, etc.).

(b)	Please revise the disclosure in accordance with Comment 1 above.

Response:Please note that the Trust filed an amended S-6 on February 4, 2025 that included a revised “Portfolio Selection Process” section that addressed this comment. The Staff has reviewed such amended S-6 and provided additional comments regarding the disclosure. Please refer to the revised disclosure and the secondary correspondence addressing such additional comments on the revised disclosure.

6.The Staff notes the following disclosure in the second paragraph of the “Portfolio Selection Process” section: “Common stocks selected for the portfolio are diversified across a range of segments including technology hardware and software, semiconductors, capital goods, and utilities.” Please consider revising for plain English.

Response:Please note that the Trust filed an amended S-6 on February 4, 2025 that included a revised “Portfolio Selection Process” section that addressed this comment. The Staff has reviewed such amended S-6 and provided additional comments regarding the disclosure. Please refer to the revised disclosure and the secondary correspondence addressing such additional comments on the revised disclosure.

7.The Staff notes the following disclosure in the fourth paragraph of the “Portfolio Selection Process” section: “Screen the Universe. After identifying the universe of eligible common stocks, the Group applies the following screening factors to determine eligibility for inclusion in the portfolio:

•	Market capitalization greater than $1 billion and average daily trading volume of more than $2.5 million per day
•	Analyze UBS research ratings for each common stock for meaningful exposure to AI
•	Consult company reports and other publicly available information for revenue/profit exposure to certain business segments regarding AI.”

(a)	Please revise the first sentence of the above-referenced disclosure to clarify that the universe of eligible securities is the list of common stocks that the Group has identified as AI Adopters and Enablers and technology companies.

(b)	Please revise the second bullet of the above-referenced disclosure to specify how the Group defines meaningful exposure to AI in the context of the screening factors.

(c)	Please revise the third bullet of the above-referenced disclosure to describe the minimum revenue/profit exposure or other appropriate metric the Group relies on in the screening process.

Response:Please note that the Trust filed an amended S-6 on February 4, 2025 that included a revised “Portfolio Selection Process” section that addressed this comment. The Staff has reviewed such amended S-6 and provided additional comments regarding the disclosure. Please refer to the revised disclosure and the secondary correspondence addressing such additional comments on the revised disclosure.

8.The Staff notes the following disclosure in the fifth paragraph of the “Portfolio Selection Process” section: “After considering the factors detailed in the criteria above in connection with each other, the Group selects the common stocks with the best prospects to meet the investment objective of the Trust.”

(a)	Please update the term “factors” to “screening factors” for consistency.

(b)	Please revise the above-referenced disclosure to specify how the Group determines which common stocks have the best prospects to meet the investment objective of the Trust.

(c)	Please disclose the number of securities that will be included in the Group’s list of common stocks.

(d)	Please disclose the date as of which the Trust’s portfolio of securities will mirror the list of common stocks selected by the Group.

Response:Please note that the Trust filed an amended S-6 on February 4, 2025 that included a revised “Portfolio Selection Process” section that addressed this comment. The Staff has reviewed such amended S-6 and provided additional comments regarding the disclosure. Please refer to the revised disclosure and the secondary correspondence addressing such additional comments on the revised disclosure.

9.The Staff notes the following disclosure in the second sentence of the sixth paragraph of the “Portfolio Selection Process” section: “The Trust is not sponsored or endorsed by UBS and UBS makes no representation or warranty, express or implied, to the Unit holders of the Trust or any member of the public regarding the advisability of investing in Units of the Trust. UBS has no obligation or liability in connection with the investment decisions made by the Sponsor or Trust or in connection with administration of the Trust. Although the Sponsor selects the stocks, it may not reflect every stock on the list.”

(a)	Please replace the term “stocks” in the second sentence of the above-referenced disclosure with the term “common stocks” or “Securities.”

(b)	Please consider revising the disclosure in the sixth paragraph of the “Portfolio Selection Process” section, to explain whether and how the Sponsor will determine the final portfolio (e.g., will the portfolio mirror the Group’s selection or will there be additional screens).

(c)	The Staff notes that prior UBS private label trusts have included disclosure relating to brokerage commissions UBS receives as compensation. Please include such disclosure if it is relevant here.

(d)	Please supplementally explain the role of UBS with respect to the Trust, including the selection of securities for the Trust and any affiliation or ongoing relationship with First Trust Portfolios L.P.

Response:Please refer to the Trust’s responses below:

(a)	In accordance with the Staff’s comment, the Trust has revised the disclosure as follows:

“The Trust is not sponsored or endorsed by UBS and UBS makes no representation or warranty, express or implied, to the Unit holders of the Trust or any member of the public regarding the advisability of investing in Units of the Trust. UBS has no obligation or liability in connection with the investment decisions made by the Sponsor or Trust or in connection with administration of the Trust. Although the Team provides the list of common stocks to the Sponsor, the Sponsor may not select every common stock on the Team’s list for inclusion in the Trust based on the Sponsor’s liquidity screen above.”

(b)	The disclosure has been revised in accordance with the Staff’s comment. Please refer to the revised disclosure contained in the amended S-6 filed on February 4, 2025 and the secondary correspondence addressing such additional comments on the revised disclosure.

(c)	In accordance with the Staff’s comment, the following disclosure has been added to the “Portfolio Selection Process” section:

“UBS FSI or its affiliates will receive compensation in the form of brokerage commissions for sales of commission-based Units of the Trust, which may create an incentive for UBS FSI or its affiliates to sell Units of the Trust.”

(d)	The Sponsor is creating the Trust for UBS, at UBS’s request, to exclusively sell to UBS customers. UBS will not be compensated for the use of its name by the Trust.

10.If investments in depositary receipts are a part of the selection process, please add appropriate disclosure to the “Portfolio Selection Process.” If not, please add depositary receipts to the list of the Trust’s investments that are not a part of the portfolio selection process in the seventh paragraph of the “Portfolio Selection Process.”

Response:In accordance with the Staff’s comment, the disclosure has been revised as follows:

“While not a part of the Trust’s portfolio selection process, the Trust also invests in dividend-paying securities, foreign securities, depositary receipts and companies with various market capitalizations.”

11.If investments in dividend-paying securities are a part of the selection process, please add appropriate disclosure to the “Portfolio Selection Process.” If not, please add dividend-paying securities to the list of the Trust’s investments that are not a part of the portfolio selection process in the sixth paragraph of the “Portfolio Selection Process.”

Response:In accordance with the Staff’s comment, the Trust has revised the disclosure accordingly. Please refer to the Trust’s response to Comment 10 above for the revised disclosure.

Risk Factors

12.The Staff notes the following disclosure in the second sentence of the “Securities Selection” risk factor: “While the Securities in the Trust mirror the UBS IB AI & Technology Opportunity stock selections as of _________, 2024, these strategists may choose for any reason not to recommend (or to recommend the sale of) any or all of the Securities for another purpose or at a later date.” Please revise the above-referenced disclosure to clarify who the term “strategists” refers to.

Response:The disclosure has been revised in accordance with the Staff’s comment. Please refer to the revised disclosure contained in the amended S-6 filed on February 4, 2025 and the secondary correspondence addressing such additional comments on the revised disclosure.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon